

August 8, 2013

<u>Via E-Mail</u>
Mr. Bernard L. Kasten Jr., M.D.
Chief Executive Officer and Interim Chief Financial Officer
GeneLink, Inc.
8250 Exchange Drive, Suite 120
Orlando, Florida 32809

> **Re: GeneLink, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **Form 10-Q for the Quarter Ended March 31, 2013**
> **Filed May 15, 2013**
> **File No. 000-30518**

Dear Mr. Kasten:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings (unless otherwise indicated in comment 3 below) and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 34

1. We note that your discussion of cost of sales indicates that the decrease in cost of sales from 2011 to 2012 closely parallels the decrease in physical sales volumes. In light of the disclosures earlier in MD&A that manufacturing moved in-house in 2012, and the disclosure that gross margin decreased in part due to the start-up of in-house manufacturing, please explain to us and revise your disclosure in the cost of sales section

to disclose and quantify the effect of moving production in-house on cost of goods sold in 2012. Also, please expand your discussion of cost of sales and operating costs such as selling, general, and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as licensing fees, product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better.

2. We note that your disclosure of the changes in operating expenses quantifies several of the reasons for the change in total operating expenses. Please revise to disclose the nature of the changes as they pertain to each significant line item within operating expenses on the face of the income statement (e.g. selling, general & administrative, R&D, etc.). Also, please revise to disclose the reasons for any changes in non-operating expense line items such as interest expense.

Audited Financial Statements

Report of Independent Registered Certified Public Accounting Firm, page 41

3. We note that your independent auditor's report does not include the name or signature of the certified public accounting firm. Please file an amended Form 10-K with the appropriate name and signature of the certified public accounting firm that performed the audit of your financial statements for the years ended December 31, 2011 and 2012.

Notes to the Audited Financial Statements

Note 4. Intangible Assets, page 52

4. We note from your disclosure in Note 4 that amortization expense for the year ended December 31, 2012, includes a charge of $106,000 related to accelerated amortization as a result in the change of estimated useful lives of certain patents. Please explain to us the nature of this change and describe why you determined it was appropriate to accelerate the useful lives of these assets during 2012. As part of your response, please explain to us why you believe the useful lives of these patents were appropriate as of December 31, 2011.

Note 6. Stockholders' Equity, page 53

5. We note from your disclosure in Note 6 and from the statement of stockholders' equity, that in 2011 and 2012 you issued stock in exchange for services performed, and in 2011 you converted accrued consulting fees to common stock. Please tell us and revise your notes to the financial statements to disclose how you calculated or determined the value of the stock issued in each of these transactions. If the common stock issued was valued at "fair value," please explain to us how "fair value" was calculated or determined.

6. We note from your disclosure in Note 6 that during 2012, 400,000 warrants were issued as partner incentives to Joel Guerin in connection with your distribution agreement with geneME. Please explain to us and revise to disclose how you accounted for and valued the warrants issued in this transaction.

Note 11. Sale of Subsidiary and Licensing Agreements, page 59

7. We note from your disclosure in Note 11 that the sale of your GeneWize subsidiary in 2012 resulted in a gain on sale of $669,054. In light of the fact that it appears from your disclosures in Note 10 that this subsidiary had significant assets at December 31, 2011, please provide us detail as to how you calculated or determined the gain on sale. As part of your response, please clearly disclose the nature and amounts of assets and liabilities related to the GeneWize subsidiary at the time of the sale. Also, please explain to us why it appears from the Form 10-Q for the quarter ended March 31, 2013, that a gain of $759,054 was recorded in the period ended March 31, 2012.

8. We note your disclosure that through December 31, 2012, Capsalus has paid $165,900 of the earn-out amount related to the sale of your GeneWize subsidiary. Please explain to us and revise your notes to disclose, how this amount, and any future earn-out amounts, are or will be accounted for in your financial statements.

9. In a related matter, please also explain if the Company has recognized a receivable in its financial statements for any earn-outs that were due from Capsalus for periods subsequent to June 30, 2012. If so, please explain in detail why you believe the recognition of such amounts in your financial statements is appropriate.

10. We note that in Note 11 you disclose that in 2011 you issued 6 million performance warrants in connection with the LDA. You also disclose that management currently does not expect the performance warrants to be earned. Please explain to us and disclose in the notes to the financial statements, how you accounted for the issuance of these performance warrants.

Form 10-Q for the quarter ended March 31, 2013

11. Please address our comments on your Annual Report on Form 10-K in future quarterly reports on Form 10-Q, where applicable.

<u>Management's Discussion and Analysis</u>
<u>Financial Condition, page 15</u>

12. We note your disclosure that inventory was reduced $77,196 during the quarter ended March 31, 2013 as operations made some efficiency gains and accounted for some expired inventory. Please tell us the amount of inventory written-off during 2013 and explain to us why you believe it was appropriate to write-off the inventory during 2013, rather than during the year ended December 31, 2012. As part of your response, please explain to us the nature of any changes in circumstances between December 31, 2012 and March 31, 2013 that resulted in the write-down of inventory, and explain why you believe the inventory was appropriately valued at December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief